(214) 969-3766
jeobannon@jonesday.com

956555-010005	August 14, 2007
Ms. Ibolya Ignat
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549

Re:	AMERISAFE, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed on March 5, 2007 File No. 001-12251
Dear Ms. Ignat:
     We are counsel to AMERISAFE, Inc. (the “Company”), and we are assisting the Company in connection with its response to the Staff’s comments in its letter dated June 22, 2007. On behalf of the Company, we also confirm the receipt by the Company of additional comments from the Staff in a telephone conversation on July 25, 2007, between Ms. Ignat and Geoff Banta, the Company’s Chief Financial Officer.
     The Company presently expects that it will be in a position to respond to the Staff’s comments on or about Wednesday, August 22, 2007.
     If you have any questions, please do not hesitate to contact me at (214) 969-3766, or by facsimile at (214) 969-5100.
Very truly yours,
/s/ James E. O’Bannon
James E. O’Bannon

cc:	Geoffrey R. Banta, AMERISAFE, Inc. Todd Walker, AMERISAFE, Inc.